UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Transportadora de Gas del Sur S.A.
(Name of Issuer)
AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS “B” SHARES
(Title of Class of Securities)
P9308R-10-3
(CUSIP Number)
AEI
Clifton House
75 Fort Street
P.O. Box 190GT
George Town, Grand Cayman
Cayman Islands
Attn: General Counsel
(345) 949-4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
AEI Services LLC
700 Milam Street, Suite 700
Houston, Texas 77002
Attn: General Counsel
(713) 345-5200
G. David Brinton, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
September 25, 2009
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 51 Pages)

CUSIP No.	P9308R-10-3	13D	Page	2	of	51 Pages

1	NAMES OF REPORTING PERSONS AEI I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2)

14	TYPE OF REPORTING PERSON

OO
(1) Includes 63,213,340 Class “B” Shares represented by the 12,642,668 ADR shares (as computed under Rule 13(d)-3(1)(i)).
(2) Calculation is based upon 389,302,689 Class “B” Shares outstanding as of June 30, 2009, as reported in the Issuer’s Form 6-K report filed 8/28/2009.

CUSIP No.	P9308R-10-3	13D	Page	3	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE INVESTMENT MANAGEMENT LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO
(3) Beneficial ownership of the ADRs and the Class “B” Shares they represent that are referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such ADRs and Class “B” Shares. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any of the ADRs or Class “B” Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	P9308R-10-3	13D	Page	4	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE INVESTMENTS (UK) LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	P9308R-10-3	13D	Page	5	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE GROUP PLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	6	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE MANAGEMENT COMPANY LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	7	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE CAYMAN SPC NO. 3 LIMITED ON BEHALF OF AND FOR THE ACCOUNT OF AEI SEGREGATED PORTFOLIO I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	8	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	9	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3 LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	P9308R-10-3	13D	Page	10	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	P9308R-10-3	13D	Page	11	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	P9308R-10-3	13D	Page	12	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE SICAV EMERGING MARKETS DEBT FUND I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

LUXEMBOURG

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	13	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE GLOBAL OPPORTUNITIES LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	14	of	51 Pages

1	NAMES OF REPORTING PERSONS ASSET HOLDER PCC LIMITED IN RESPECT OF ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	15	of	51 Pages

1	NAMES OF REPORTING PERSONS EMDCD LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	16	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	17	of	51 Pages

1	NAMES OF REPORTING PERSONS FCI LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	P9308R-10-3	13D	Page	18	of	51 Pages

1	NAMES OF REPORTING PERSONS ASHMORE GROWING MULTI STRATEGY FUND LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCES OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY

	7	SOLE VOTING POWER

NUMBER OF		0

UNITS	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,642,668 (1) (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,642,668 (1) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,668 (1) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2% (1) (2) (3)

14	TYPE OF REPORTING PERSON

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SCHEDULE 13D
Item 1. Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to the 12,642,668 American Depositary Receipts, representing 63,213,340 Class “B” Shares (the “ADRs”) of the Issuer acquired by AEI, a Cayman Islands exempted company (“AEI”). The Issuer’s principal executive offices are located at Don Bosco 3672, 5th Floor, 1206 Capital Federal, Argentina.
Item 2. Identity and Background
AEI, Ashmore Investment Management Limited, (“AIML”), Ashmore Investments (UK) Limited (“AI(UK)L”), Ashmore Group plc (“Ashmore Group”), Ashmore Management Company Limited (“AMCL”), Ashmore Cayman SPC No. 3 Limited on behalf of and for the account of AEI Segregated Portfolio, (“ASP”), Ashmore Global Special Situations Fund 2 Limited (“GSSF2”), Ashmore Global Special Situations Fund 3 Limited Partnership (“GSSF3”), Ashmore Global Special Situations Fund 4 Limited Partnership (“GSSF4”), Ashmore Global Special Situations Fund 5 Limited Partnership (“GSSF5”), Ashmore SICAV Emerging Markets Debt Fund, (“SICAV”), Ashmore Global Opportunities Limited, (“AGOL”), Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio (“EMLIP”), EMDCD Ltd. (“EMDCD”), Ashmore Emerging Markets Global Investment Portfolio Limited (“EMGIP”), FCI Ltd. (“FCI”) and Ashmore Growing Multi Strategy Fund Limited (“AGMSF” and together with AIML, AI(UK)L, Ashmore Group, AMCL, ASP, GSSF2, GSSF3, GSSF4, GSSF5, SICAV, AGOL, EMLIP, EMDCD, EMGIP and FCI, the “Ashmore Entities”) are jointly filing this statement. A beneficial interest in AEI is held (indirectly) by the Guernsey Ashmore Funds (as defined below), GSSF3, GSSF4, GSSF5, ASP, AGOL, EMDCD, FCI and SICAV. Certain intermediate subsidiaries may be interposed between AEI and the Guernsey Ashmore Funds (as defined below), GSSF3, GSSF4, GSSF5, ASP, AGOL, EMDCD, FCI and SICAV. The Guernsey Ashmore Funds, GSSF3, GSSF4, GSSF5, ASP, AGOL, EMDCD, FCI and SICAV are managed by (as applicable) AIML, AI(UK)L, Ashmore Group and AMCL, as described below. AEI and the Ashmore Entities (the “Reporting Persons”) have entered into a Joint Filing Agreement, dated October 2, 2009, a copy of which is filed with this Statement as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
The name, business address, present principal occupation or employment and certain other information relating to each of the directors, executive officers and partners (as applicable) of each of the Reporting Persons is set forth in Schedule A hereto, and is incorporated herein by reference.
During the last five years, none of the Reporting Persons have, nor to the best of the knowledge of any Reporting Person have any of the directors, executive officers or general or limited partners (as applicable) of any Reporting Person listed on Schedule A attached hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.
AEI:
AEI, is an exempted company formed in the Cayman Islands. AEI manages, operates and owns interests in essential energy infrastructure businesses in the world’s emerging markets. The principal executive offices of AEI are located at Clifton House, 75 Fort Street, P.O. Box 190GT, George Town, Grand

Cayman, Cayman Islands. A beneficial interest in AEI is held (indirectly) by the Guernsey Ashmore Funds (as defined below), GSSF3, GSSF4, GSSF5, ASP, AGOL, FCI, EMDCD and SICAV.
Ashmore Entities:
AIML
AIML is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AIML is a wholly-owned subsidiary of AI(UK)L. AIML is authorized and regulated by the UK Financial Services Authority pursuant to the Financial Services and Markets Act 2000. AIML is a professional investment manager and provides investment management services with respect to the Guernsey Ashmore Funds, ASP, AGOL, GSSF3, GSSF4, GSSF5, FCI, EMDCD and SICAV.
AI(UK)L
AI(UK)L is a company organized in England and Wales. AI(UK)L has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AI(UK)L is the parent company of AIML. AI(UK)L is an intermediate holding company and a wholly-owned subsidiary of Ashmore Group.
Ashmore Group
Ashmore Group, formerly Ashmore Group Limited, is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. Other than its directors, executive officers and shareholders, there are no persons controlling or ultimately in control of Ashmore Group. Ashmore Group is a holding company and some of its subsidiaries provide management, investment management and advisory services to open and closed-ended investment funds, segregated accounts and other investment vehicles.
AMCL
AMCL is organized as a company in Guernsey, Channel Islands and has its principal office address at Arnold House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3NF, Channel Islands. AMCL is licensed by the Guernsey Financial Services Commission (“GFSC”) as a Designated Manager pursuant to the Protection of Investors (Bailiwick of Guernsey) Law 1987 and is a wholly-owned subsidiary of AI(UK)L. AMCL is responsible for the overall management of GSSF2, EMLIP, EMGIP and AGMSF (the “Guernsey Ashmore Funds”) which are domiciled and regulated in Guernsey. AMCL has delegated investment management responsibility with respect to the Guernsey Ashmore Funds to AIML.
ASP
ASP is a Cayman Islands segregated portfolio company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.
GSSF2
GSSF2 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF2 is an open-ended investment company registered with limited liability in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL. GSSF2 has been authorized by the GFSC as a Class B Collective Investment Scheme.
GSSF3
GSSF3 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF3 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

GSSF4
GSSF4 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF4 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
GSSF5
GSSF5 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF5 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
EMLIP
EMLIP is a protected cell (segregated class of shares) of Asset Holder PCC Limited (a protected cell company) registered in Guernsey, Channel Islands, and has its registered office at Arnold House, St. Julian’s Avenue, St. Peter Port, Guernsey G1Y 3NF, Channels Islands. EMLIP has been authorized by the GFSC as a Class B Collective Investment Scheme.
EMGIP
EMGIP is a Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
AGOL
AGOL is a closed ended investment company incorporated and registered in Guernsey and listed on the London Stock Exchange. AGOL has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
AGMSF
AGMSF is Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.
EMDCD
EMDCD is a Cayman Islands exempted company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.
FCI
FCI is a Cayman Islands exempted company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.
SICAV
SICAV is a sub-fund of Ashmore SICAV, an open-ended investment company, organised as a societe anonyme qualifying as a societe d’investissement a capital variable under the laws of the Grand-Duchy of Luxembourg. Its registered office is at Rose des Ventes, 4th Floor, 16, rue Erasme, Luxembourg.

Item 3. Source and Amount of Funds or Other Considerations.
From November 3, 2008 through March 31, 2009, AEI acquired, in open market purchases, an aggregate of 482,060 ADRs of the Issuer, equivalent to 2,410,300 Class “B” Shares of the Issuer, for $925,151 of AEI’s working capital (excluding commissions).
On September 22, 2009, AEI acquired in a privately negotiated transaction, an aggregate of 12,160,608 ADRs of the Issuer in exchange for 1,976,099 ordinary shares, par value U.S. $0.002 per share, of AEI pursuant to an Exchange Agreement, dated as of September 22, 2009, between AEI and D.E. Shaw Laminar Portfolios, L.L.C.
Item 4. Purpose of Transaction
     AEI acquired the ADRs as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Issuer or in connection with or as participants in any transaction having such purpose or effect.
     AEI intends to review its investments in the Issuer independently and on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.
Item 5. Interests in Securities of the Issuer.
     (a) - (b) As of September 25, 2009, AEI beneficially owns 12,642,668 ADRs, representing 63,213,340 Series “B” Shares of the Issuer. Pursuant to the definition of “beneficial owner” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of AEI and the Ashmore Entities may be deemed to beneficially own the ADRs and the Class “B” Shares they represent. The Ashmore Entities have the power to direct the disposition and voting of the ADRs and the Class “B” Shares they represent as the controlling shareholder of AEI. Accordingly, the Ashmore Entities share the power to direct the disposition and voting of the ADRs and the Class “B” Shares they represent that are beneficially owned by each of them.
By virtue of the Ashmore Entities’ relationship to AEI, the Ashmore Entities may be deemed to have an indirect beneficial interest in those same 12,642,668 ADRs and the Class “B” Shares they represent of the Issuer. This aggregate amount of ADRs represents approximately 16.2% of the total outstanding Series “B” Shares of the Issuer, based upon 389,302,689 Class “B” Shares outstanding as of June 30, 2009, as reported in the Issuer’s Form 6-K report filed August, 28, 2009. The Ashmore Entities are filing this statement solely because they may be deemed to have beneficial ownership of such ADRs and the Class “B” Shares they represent. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by the Ashmore Entities that they are the beneficial owner of any of the ADRs or the Class “B” Shares they represent for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.
     (c) Except as described in this Statement, there have been no transactions in the ADRS or the Class “B” Shares they represent of the Issuer effected by the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule I hereto, during the past 60 days.
     (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADRs or the Class “B” Shares they represent.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Except as disclosed in Items 1, 5 and 6 of this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies that have not previously been reported on this Statement.
     On September 22, 2009, AEI acquired in a privately negotiated transaction, an aggregate of 12,160,608 of the ADRs of the Issuer in exchange for 1,976,099 ordinary shares, par value U.S. $0.002 per share, of AEI pursuant to an Exchange Agreement, dated as of September 22, 2009, between AEI and D.E. Shaw Laminar Portfolios, L.L.C.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of October 2, 2009 by and among AEI, Ashmore Investment Management Limited, Ashmore Investments (UK) Limited, Ashmore Group plc, Ashmore Management Company Limited, Ashmore Cayman SPC No. 3 Limited on behalf of and for the account of AEI Segregated Portfolio, Ashmore Global Special Situations Fund 2 Limited, Ashmore Global Special Situations Fund 3 Limited Partnership, Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 5 Limited Partnership, Ashmore SICAV Emerging Markets Debt Fund, Ashmore Global Opportunities Limited, Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio, EMDCD Ltd., Ashmore Emerging Markets Global Investment Portfolio Limited, FCI Ltd. and Ashmore Growing Multi Strategy Fund Limited.

Exhibit 2.	Exchange Agreement, dated as of September 22, 2009, between AEI and D.E. Shaw Laminar Portfolios, L.L.C.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 2, 2009

AEI

By:	/s/ Maureen J. Ryan
Name:	Maureen J. Ryan
Title:	EVP, General Counsel

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 2, 2009

ASHMORE GROUP PLC

By:	/s/ Craig Webster
Name:	Craig Webster
Title:	Head of Legal

ASHMORE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Craig Webster
Name:	Craig Webster
Title:	Head of Legal

ASHMORE INVESTMENTS (UK) LIMITED

By:	/s/ Craig Webster
Name:	Craig Webster
Title:	Head of Legal

POWER OF ATTORNEY
     Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 2, 2009

ASHMORE MANAGEMENT COMPANY LIMITED

By:	/s/ Nigel Carey
Name:	Nigel Carey
Title:	Director

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 2, 2009

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Global Special Situations Fund 2 Limited

By:	/s/ Lucy Wallace	/s/ Sarah Brouard
Name:	Lucy Wallace	Sarah Brouard
Title:	Authorised Signatory	Authorised Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3 LIMITED PARTNERSHIP

By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Global Special Situations Fund 3 Limited Partnership

By:	/s/ Lucy Wallace	/s/ Sarah Brouard
Name:	Lucy Wallace	Sarah Brouard
Title:	Authorised Signatory	Authorised Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP

By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Global Special Situations Fund 4 Limited Partnership

By:	/s/ Lucy Wallace	/s/ Sarah Brouard
Name:	Lucy Wallace	Sarah Brouard
Title:	Authorised Signatory	Authorised Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 LIMITED PARTNERSHIP

By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Global Special Situations Fund 5 Limited Partnership

By:	/s/ Lucy Wallace	/s/ Sarah Brouard
Name:	Lucy Wallace	Sarah Brouard
Title:	Authorised Signatory	Authorised Signatory

ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Emerging Markets Liquid Investment Portfolio

By:	/s/ Lucy Wallace	/s/ Sarah Brouard
Name:	Lucy Wallace	Sarah Brouard
Title:	Authorised Signatory	Authorised Signatory

ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO LIMITED

By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Emerging Markets Global Investment Portfolio Limited

By:	/s/ Lucy Wallace	/s/ Sarah Brouard
Name:	Lucy Wallace	Sarah Brouard
Title:	Authorised Signatory	Authorised Signatory

ASHMORE GROWING MULTI STRATEGY FUND LIMITED

By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Growing Multi Strategy Fund Limited

By:	/s/ Lucy Wallace	/s/ Sarah Brouard
Name:	Lucy Wallace	Sarah Brouard
Title:	Authorised Signatory	Authorised Signatory

ASHMORE GLOBAL OPPORTUNITIES LIMITED

By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Global Opportunities Limited

By:	/s/ Lucy Wallace	/s/ Sarah Brouard
Name:	Lucy Wallace	Sarah Brouard
Title:	Authorised Signatory	Authorised Signatory

ASHMORE SICAV EMERGING MARKETS DEBT FUND

By: Northern Trust Global Services Limited, London (Royaume-Uni) Luxembourg Branch as custodian for and on behalf of Ashmore SICAV in respect of Ashmore SICAV Emerging Markets Debt Fund

By:	/s/ Kim Martin
Name:	Kim Martin
Title:	Vice President

EMDCD LTD.

By: Northern Trust Company, London Branch, as custodian for and on behalf of EMDCD Ltd.

By:	/s/ Kim Martin
Name:	Kim Martin
Title:	Vice President

FCI LTD.

By:	/s/ Martin Lang
Name:	Martin Lang
Title:	Director

ASHMORE CAYMAN SPC NO. 3 LIMITED ON BEHALF OF AND FOR THE ACCOUNT OF AEI SEGREGATED PORTFOLIO

By:	/s/ Sarah Kelly
Name:	Sarah Kelly FCCA
Title:	Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE GROUP PLC

Name, Business Address	Position with Ashmore
and Citizenship	Group PLC	Principal Occupation (For Directors)

Mark Langhorn Coombs	Director	Investment Management
61 Aldwych	Chief Executive Officer
London WC2B 4AE
England

United Kingdom

Graeme Dell	Director	Financial and operations management
61 Aldwych	Chief Financial Officer
London WC2B 4AE	Chief Operating Officer
England

United Kingdom

Michael Darcy Benson	Non-executive director	Corporate advisory
61 Aldwych
London WC2B 4AE
England

United Kingdom

Nicholas Charles Edward Land	Non-executive director	Corporate advisory
61 Aldwych
London WC2B 4AE
England

United Kingdom

Jonathan Asquith	Non-executive director	Investment management
61 Aldwych
London WC2B 4AE
England

United Kingdom

Melda Donnelly	Non-executive director	Investment management
61 Aldwych
London WC2B 4AE
England

Australia

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENT MANAGEMENT
LIMITED

Position with Ashmore
Name, Business Address	Investment
and Citizenship	Management Limited	Principal Occupation (for Directors)

Mark Langhorn Coombs	Managing Director	Investment management
61 Aldwych
London WC2B 4AE
England

United Kingdom

Graeme Dell	Chief Financial Officer,	Financial and operations management
61 Aldwych	Chief Operating Officer
London WC2B 4AE
England

United Kingdom

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENTS (UK) LIMITED

Position with Ashmore
Name, Business Address	Investments (UK)
and Citizenship	Limited	Principal Occupation (for Directors)

Mark Langhorn Coombs	Managing Director	Investment management
61 Aldwych
London WC2B 4AE
England

United Kingdom

Graeme Dell	Chief Financial Officer,	Financial and operations management
61 Aldwych	Chief Operating Officer
London WC2B 4AE
England

United Kingdom

DIRECTORS OF ASHMORE MANAGEMENT COMPANY LIMITED

Position with Ashmore
Name, Business Address	Management Company
and Citizenship	Limited	Principal Occupation (for Directors)

Nigel Carey	Director	Partner, Carey Olsen
7 New Street
St Peter Port
Guernsey
GY1 4BZ

United Kingdom

Victor Holmes	Director	Chairman, Northern Trust (Guernsey) Limited
Northern Trust (Guernsey) Limited
Trafalgar Court,
Les Banques
St Peter Port,
Guernsey, GY1 3DA

United Kingdom

John Roper	Director	Retired
c/o Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED

Position with Ashmore
Global Special
Name, Business Address	Situations Fund 2
and Citizenship	Limited	Principal Occupation (for Directors)

Ashmore Management	Director (corporate)	Management company
Company Limited
Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information
61 Aldwych		Technology
London WC2B 4AE
England

United Kingdom

Nigel Carey	Director	Partner, Carey Olsen
7 New Street
St Peter Port
Guernsey
GY1 4BZ

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3
LIMITED PARTNERSHIP

Position with Ashmore
Name, Business Address	Global Special
and Citizenship/Place of	Situations Fund 3
Incorporation	Limited Partnership	Principal Occupation (for Individuals)

Ashmore Management	Director (corporate)	Management company
Company Limited
Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information
61 Aldwych		Technology
London WC2B 4AE
England

United Kingdom

Nigel Carey	Director	Partner, Carey Olsen
7 New Street
St Peter Port
Guernsey
GY1 4BZ

United Kingdom
Note: We cannot disclose the limited partners as it is confidential information. This partnership does not have executive officers.

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4
LIMITED PARTNERSHIP

Position with Ashmore
Name, Business Address	Global Special
and Citizenship/Place of	Situations Fund 4
Incorporation	Limited Partnership	Principal Occupation (for Individuals)

Ashmore Management	Director (corporate)	Management company
Company Limited
Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information
61 Aldwych		Technology
London WC2B 4AE
England

United Kingdom

Nigel Carey	Director	Partner, Carey Olsen
7 New Street
St Peter Port
Guernsey
GY1 4BZ

United Kingdom
Note: We cannot disclose the limited partners as it is confidential information. This partnership does not have executive officers.

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5
LIMITED PARTNERSHIP

Position with Ashmore
Name, Business Address	Global Special
and Citizenship/Place of	Situations Fund 5
Incorporation	Limited Partnership	Principal Occupation (for Individuals)

Ashmore Management	Director (corporate)	Management company
Company Limited
Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information
61 Aldwych		Technology
London WC2B 4AE
England

United Kingdom

Nigel Carey	Director	Partner, Carey Olsen
7 New Street
St Peter Port
Guernsey
GY1 4BZ

United Kingdom

DIRECTORS OF ASSET HOLDER PCC LIMITED RE ASHMORE EMERGING MARKETS LIQUID
INVESTMENT PORTFOLIO

Position with Asset
Holder PCC Limited
Re Ashmore Emerging
Name, Business Address	Markets Liquid
and Citizenship	Investment Portfolio	Principal Occupation (for Directors)

Ashmore Management	Director (corporate)	Management company
Company Limited
Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO
LIMITED

Position with Ashmore
Emerging Markets
Name, Business Address	Global Investment
and Citizenship	Portfolio Limited	Principal Occupation (for Directors)

Ashmore Management	Director (corporate)	Management company
Company Limited
Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information
61 Aldwych		Technology
London WC2B 4AE
England

United Kingdom

Nigel Carey	Director	Partner, Carey Olsen
7 New Street
St Peter Port
Guernsey
GY1 4BZ

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE GROWING MULTI STRATEGY FUND LIMITED

Position with Ashmore
Name, Business Address	Growing Multi
and Citizenship	Strategy Fund Limited	Principal Occupation (for Directors)

Ashmore Management	Director (corporate)	Management company
Company Limited
Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

Guernsey

Martin Tully	Director	Head of Operations and Information
61 Aldwych		Technology
London WC2B 4AE
England

United Kingdom

Nigel Carey	Director	Partner, Carey Olsen
7 New Street
St Peter Port
Guernsey
GY1 4BZ

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE SICAV (COVERING ASHMORE SICAV EMERGING MARKETS
DEBT FUND, A SUB-FUND OF ASHMORE SICAV)

Name, Business Address	Position with Ashmore
and Citizenship	SICAV	Principal Occupation (for Directors)

Martin Tully	Director	Head of Operations and Information
61 Aldwych		Technology
London WC2B 4AE
England

United Kingdom

Claude Kremer	Director	Partner, Arendt & Medernach
14, rue Erasme
B.P. 39
L-2010
Luxembourg

Luxembourg

Ian Baillie	Director	Senior Vice President, Northern Trust,
Rose des Vents, 4th Floor		Luxembourg
16, rue Erasme
L-1468
Luxembourg

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF ASHMORE GLOBAL OPPORTUNITIES LIMITED

Position with Ashmore
Name, Business Address	Global Opportunities
and Citizenship	Limited	Principal Occupation (for Directors)

John Roper	Director	Retired
c/o Arnold House
St Julian’s Avenue
St Peter Port
Guernsey
GY1 3NF

United Kingdom

Graeme Dell	Director	Financial and operations management
61 Aldwych
London WC2B 4AE
England

United Kingdom

Jonathan Agnew	Director	Investment Manager
61 Aldwych
London WC2B 4AE
England

United Kingdom

George Grunebaum	Director	Investment Manager
61 Aldwych
London WC2B 4AE
England

United Kingdom

Nigel de la Rue	Director	Investment Manager
61 Aldwych
London WC2B 4AE
England

United Kingdom
Note: This company does not have executive officers.

DIRECTORS OF EMDCD LTD.

Name, Business Address	Position with EMDCD
and Citizenship	Ltd.	Principal Occupation (for Directors)

Leonardo Rodriguez 425 Park Avenue New York, NY 10022 United States	Director	Employee of Citibank

United States

Amy Soviero 425 Park Avenue New York, NY 10022 United States	Director	Employee of Citibank

United States

Note: this company does not have executive officers.

DIRECTORS OF ASHMORE CAYMAN SPC NO.3 LIMITED ON BEHALF OF AND
FOR THE ACCOUNT OF AEI SEGREGATED PORTFOLIO

Position with
Ashmore Cayman
SPC No. 3 Limited on
Behalf of and for
Name, Business Address	the Account of AEI
and Citizenship	Segretated Portfolio	Principal Occupation (for Directors)

Sarah Kelly PO Box 61 Harbour Centre, 4th Floor George Town, Grand Cayman KY101102 Cayman Islands	Director	Independent Board Member for several companies

United Kingdom

Craig Webster 61 Aldwych London WC2B 4AE England	Director	Independent Board Member for several companies

United Kingdom

Chris Bowring PO Box 61 Harbour Centre, 4th Floor George Town, Grand Cayman KY101102 Cayman Islands	Director	Independent Board Member for several companies

United Kingdom

Note: This company does not have executive officers.

DIRECTORS OF FCI LTD.

Name, Business Address
and Citizenship	Position with FCI Ltd.	Principal Occupation (for Directors)

Martin Lang	Director	Investment Manager
PO Box 61
Harbour Centre, 4th Floor
George Town,
Grand Cayman KY101102
Cayman Islands

United Kingdom

Chris Bowring	Director	Independent Board Member for
PO Box 61		several companies
Harbour Centre, 4th Floor
George Town,
Grand Cayman KY101102
Cayman Islands

United Kingdom
Note: This company does not have executive officers.

EXECUTIVE OFFICERS AND DIRECTORS OF AEI

Name, Business Address
and Citizenship	Position with AEI	Principal Occupation (for Directors)

Ronald W. Haddock	Non-Executive	Board member for several companies
c/o AEI Services LLC	Chairman of the board
700 Milam, Suite 700	of directors
Houston, TX 77002

United States

James A. Hughes	Chief Executive Officer	Chief Executive Officer of AEI
c/o AEI Services LLC	and Director
700 Milam, Suite 700
Houston, TX 77002

United States

Robert Barnes	Director	Venture capital investor
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

United Kingdom

Philippe A. Bodson	Director	Board member for several companies
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

Belgium

Henri Philippe Reichstul	Director	Chief Executive Officer of Brenco
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

Brazil
Robert E. Wilhelm	Director	Independent energy consultant and venture
c/o AEI Services LLC		capital investor
700 Milam, Suite 700
Houston, TX 77002

United States

George P. Kay	Director	Vice President of GIC Special Investment
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

New Zealand

Name, Business Address
and Citizenship	Position with AEI	Principal Occupation (for Directors)

Wilfried E. Kaffenberger	Director	Board member for several companies
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

United States

Julian Green	Director	Board member for several companies
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

United Kingdom

Eduardo Pawluszek	EVP, Chief Financial	N/A
c/o AEI Services LLC	Officer
700 Milam, Suite 700
Houston, TX 77002

Argentina

Maureen J. Ryan	EVP, General Counsel	N/A
c/o AEI Services LLC	and Chief Compliance
700 Milam, Suite 700	Officer
Houston, TX 77002

Republic of Ireland

Emilio Vicens	EVP, Commercial	N/A
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

Spain

Laura C. Fulton	EVP, Accounting	N/A
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

United States

Name, Business Address
and Citizenship	Position with AEI	Principal Occupation (for Directors)

Andrew Parsons	EVP, Administration	N/A
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

Canada

Brian Zatarain	EVP, Risk	N/A
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

United States

Brian Stanley	EVP, Operations	N/A
c/o AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002

United Kingdom